UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐Form N-CEN ☐ Form N-CSR

For Period Ended: November 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

VOXX International Corporation

Full name of Registrant

Former Name if Applicable

2351 J. Lawson Boulevard

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32824

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VOXX International Corporation (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2024 (the “Quarterly Report”) within the prescribed time period. On December 17, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gentex Corporation, a Michigan corporation (“Gentex”), and Instrument Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gentex (“Merger Sub”), pursuant to which, on the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Gentex. As a result of entry into the Merger Agreement, in connection with its triggering events review, the Company has determined that it is necessary to test its goodwill, other intangible assets, and other long-lived assets for impairment.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Loriann Shelton	(800) 645-7750
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to delays in preparation of the Company’s financial statements, primarily for the reasons described above in Part III, the Company is not in a position to provide a reasonable estimate of its results of operations for the three and nine months ended November 30, 2024. Accordingly, the Company cannot, at this time, estimate the significant changes that will be reflected in its earnings for the three and nine months ended November 30, 2024 compared to its earnings for the three and nine months ended November 30, 2023.

Special Note Regarding Forward-Looking Statements. The statements included in this Form 12b-25 regarding the Merger, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on current plans, estimates, expectations and assumptions and involve a number of known and unknown economic, business, competitive, technological, and/or regulatory risks, uncertainties and other factors that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expected results include: (i) the risk that the proposed merger may not be completed in a timely manner or at all; and (ii) other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

VOXX INTERNATIONAL CORPORATION.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 10, 2025	By:	/s/ Loriann Shelton
Name: Loriann Shelton
Title: Senior Vice President, Chief Financial Officer and Chief Operating Officer